HIP CUISINE, INC.

May 26, 2016

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:   Susan Block
     Theresa Messinese
     Andrew Mew
     John Stickel

Re: Hip Cuisine, Inc.
Registration Statement on Form S-1
Filed February 3, 2016
File No. 333-209346

Ladies and Gentlemen,
Hip Cuisine, Inc. (the “Company”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in bold you will find copies of the Staff’s comments from its letter dated May 20, 2016, and thereafter the Company’s responses to each comment.
Registration Statement Cover Page
1.	It appears that Rule 415 applies to this offering. As such, please check the appropriate box on the cover page of the registration statement.
Response: We have revised the Registration Statement Cover Page to check the appropriate box regarding Rule 415.
Prospectus Summary, page 6
2. We note your response to our prior comment 1 and reissue. Please disclose in the prospectus summary that you are a development stage company. Please also disclose your monthly burn rate and when you would anticipate running out of funds assuming no shares are sold in this offering. We also note that your auditor has expressed substantial doubt about your ability to continue as a going concern. While we note that you have revised the prospectus cover page to indicate you are a development stage company and that your auditor included a going concern opinion, please remove those revisions from the prospectus cover page, and instead, please disclose those in the prospectus summary. Refer generally to Item 501 of Regulation S-K for information to be included on the outside cover page of the prospectus.

Response: We have revised these items as requested to include our monthly burn rate and have moved the information regarding our development stage status and auditor’s going concern opinion to the prospectus summary.
3.	We note your response to our prior comment 2 and reissue. Please refer to the last paragraph on page 6. Please also update to include your revenue and net loss for your most recent audited period.
Response: We have included our revenue and net loss for the audited period.
4.	We note your response to our prior comment 7 and re-issue the comment. With an offering price of $.375 per share, please explain how the price will be determined if a purchaser purchases one share or an odd number of shares. For instance, explain if the price would be rounded up to $.38 for one share.
Response: We have revised to explain that in the event of a single or odd share purchase, the price would be rounded up to $.38 per share.
Plan of Operation, page 31
Our Business, page 31
5.	Please refer to the sixth paragraph. You indicate that the cost to build out the second restaurant and production kitchen is estimated at $225,000. We note the cost of opening the second location in Use of Proceeds, at page 20, is estimated to cost $166,500. Please revise for consistency or clarify if additional financing may be needed, other than from this offering to complete the things discussed here. In this regard, we also note the budgeted cost to complete the website is $16,000, but do not see that discussed in Use of Proceeds, at page 20. Please clarify.
Response: We have clarified this disclosure for consistency and whether additional financing may be required. We have also included the cost of the website in our Use of Proceeds.
Exhibit 16.1
6.	Please file the letter referenced in Item 10 on page 26 from your previous auditors, Cutler & Co., LLC which states whether it agrees with the statements disclosed in this section in accordance with Item 601(b)(16) of Regulation S-K. In addition, please file the consent letter currently provided as exhibit 16.1, under exhibit 23.2
Response: We have provided the requested letter from our prior auditor and under the appropriate exhibit number.
Please advise us if you have any further questions or comments.
Respectfully submitted
/s/ Natalia Lopera
Natalia Lopera
Chief Executive Officer/President